Exhibit 99.1

ProQR Announces “ProQR Vision 2023” Strategy at its Annual R&D Day

LEIDEN, the Netherlands & CAMBRIDGE, Mass., Jan 29, 2019 — ProQR Therapeutics N.V. (Nasdaq:PRQR), a company dedicated to changing lives through the creation of transformative RNA medicines, today announced its “ProQR Vision 2023” strategy, which is focused on the development and commercialization of RNA medicines for inherited retinal diseases (IRDs). The management team will elaborate on this strategy and present advancements across its broader clinical development pipeline during an R&D day event being held today in New York.

ProQR plans to independently advance its pipeline of RNA medicines to establish a multi-product, platform company in IRD. By 2023, the company expects its pipeline to have at least two commercial products, and at least three late-stage and seven early-stage programs in development. In parallel, the company will continue to expand its RNA platform capabilities in other therapeutic areas, and plans to selectively partner programs in non-core therapeutic areas and non-rare diseases.

“The ‘ProQR Vision 2023’ strategy presents a clear path for ProQR to become a fully-integrated company that is independently developing and commercializing innovative RNA medicines for patients who suffer from IRDs. Given the high unmet need across many of the 300 IRDs known today, we believe this integrated approach will allow us to more efficiently turn our scientific innovation into multiple potentially life-changing medicines for patients,” said Daniel A. de Boer, Chief Executive Officer of ProQR. “With our experienced team, predictive translational models and capabilities in precision medicine, we are well-positioned to execute on this long-term strategy and advance the field of medicines for inherited blindness.”

“ProQR Vision 2023” strategy and key goals

The “ProQR Vision 2023” strategy provides a clear path forward to develop the company’s platform of RNA medicines for IRD patients in need. The programs in ProQR’s pipeline utilize the RNA oligonucleotide technology platform that repairs the genetic defect in the RNA to address the underlying cause of genetic diseases. The product candidates in ProQR’s pipeline target diseases with a well-understood genetic cause where rational drug design can be applied to yield RNA molecules with therapeutic potential. One notable differentiator for ProQR’s therapeutic candidates for IRDs is that they are designed for intravitreal delivery. This design is intended to promote rapid delivery of the molecules to the target cells across the entire retina, which we believe is an advantage in the development of medicines for retinal disease.

The key deliverables for “ProQR Vision 2023” include:

•                  Sepofarsen (formerly QR-110) for Leber’s congenital amaurosis 10 (LCA10): Complete pivotal program around year-end 2020 for submission of a New Drug Application (NDA) in the U.S. and a Marketing Authorization Application (MAA) in Europe in 2021

•                  QR-421a for Usher syndrome Exon 13: Start the Phase 1/2 STELLAR proof-of-concept clinical trial, with interim data in mid-2019 and initiate an adaptive multiple-dose trial with projected readout in 2021

•                  QR-1123 for P23H autosomal dominant retinitis pigmentosa (adRP): Initiate a Phase 1/2 proof-of-concept clinical trial in 2019, with data expected in 2020

ProQR Therapeutics N.V. | Zernikedreef 9, 2333 CK Leiden, The Netherlands | +31 88 166 7000 | info@proqr.com | www.proqr.com

•                  QR-411a for Usher syndrome PE40: Conduct Investigational New Drug (IND)-enabling work in 2019 to start a proof-of-concept clinical trial in 2020

•                  QR-504 for Fuchs endothelial corneal dystrophy (FECD): Complete IND-enabling activities in 2019 to start a proof-of-concept clinical trial in 2020

•                  Accelerate discovery: Expand efforts to generate additional programs for inherited retinal diseases amenable to RNA oligo treatment with the goal of establishing at least seven new programs for development

•                  Selectively explore and expand platform: Expand platform to develop medicines in new therapeutic areas and create opportunities to build businesses in other therapeutic areas

Key 2019 business goals

In pursuit of the “ProQR 2023 Vision” strategy, ProQR will focus on critical success factors in 2019:

•                  Clinical trial execution: Expand our clinical trial operational infrastructure to support enrollment of more than four clinical programs, including the execution of a pivotal Phase 2/3 trial in LCA10, while also preparing the next wave of ophthalmology drugs through IND-enabling activities and advancing to the clinic

•                  Start building commercial capabilities: Build a commercial infrastructure in preparation for a potential commercial launch of sepofarsen in 2021 and QR-421a in North America and Europe in 2023, if these candidates are approved

•                  Expand pipeline for inherited blindness: Scale up discovery and lead development efforts to expand the IRD pipeline into other forms of genetic blindness

•                  Validate and expand Axiomer®: Further validate and expand ProQR’s proprietary Axiomer® RNA editing platform through first development candidate selection and potential additional alliances

•                  Selectively partner non-core programs: Explore alliances based on the technology platform and pipeline programs outside of IRDs

•                  Financial discipline: Maintain strong financial discipline by operating the business in a capital efficient way

“Our ‘ProQR Vision 2023’ strategy presents a long-term plan that allows us to focus on our most promising assets and leverage this progress to expand our business in order to create the most value for patients and other stakeholders, including investors,” said Smital Shah, Chief Business and Financial Officer at ProQR. “Clinical data for our lead program, sepofarsen, has presented strong potential for this medicine to be a first-in-class and first-to-market medicine for LCA10. We are putting together a commercial strategy for sepofarsen to launch in 2021, subject to regulatory approvals and other factors. While we are building towards that goal, we are focused on execution and financial discipline throughout our operations.”

ProQR R&D day details

ProQR is holding an R&D day today in New York.  The event will be webcast live and is accessible from the Investor Relations section of ProQR’s website (www.proqr.com) under Events and Presentations. An archived recording of the event will be available via webcast for 90 days following the presentation date.

About ProQR

ProQR Therapeutics is dedicated to changing lives through the creation of transformative RNA medicines for the treatment of severe genetic rare diseases such as Leber’s congenital amaurosis 10, Usher syndrome type 2 and dystrophic epidermolysis bullosa. Based on our unique proprietary RNA repair platform technologies we are growing our pipeline with patients and loved ones in mind.

*Since 2012*

FORWARD-LOOKING STATEMENTS

This press release contains forward-looking statements. All statements other than statements of historical fact are forward-looking statements, which are often indicated by terms such as “anticipate,” “believe,” “could,” “estimate,” “expect,” “goal,” “intend,” “look forward to”, “may,” “plan,” “potential,” “predict,” “project,” “should,” “will,” “would” and similar expressions. Such statements include those relating to our ProQR Vision 2023 strategy and our key 2019 goals, the development and therapeutic potential of our product candidates, including sepofarsen, QR-1123, QR-421a, QR-411a, QR-504, the potential of our Axiomer® editing platform, our plans and timing of initiating and obtaining results from our ongoing and planned clinical trials, our plans for building commercial infrastructure to support the launch of our product candidates, if approved, our plans and timing of submitting applications for and receiving marketing approval of our product candidates, our expectations for our platform and discovery of new product candidates, and our plans for strategic collaborations and alliances for our programs.. Forward-looking statements are based on management’s beliefs and assumptions and on information available to management only as of the date of this press release. Our actual results could differ materially from those anticipated in these forward-looking statements for many reasons, including, without limitation, the risks, uncertainties and other factors in our filings made with the Securities and Exchange Commission, including certain sections of our annual report filed on Form 20-F. These risks include, but are not limited to, any one or more of our product candidates will not be successfully developed or commercialized, the risk of cessation or delay of any ongoing or planned clinical trials, we may not realize the intended benefits of our current and potential future strategic collaborations, we may not discover or develop any new product candidates, including through our Axiomer® platform, that prior results observed from preclinical or clinical trials, will not be replicated or will not continue in ongoing or future studies or trials, that we may not successfully submit applications for marketing approval for our product candidates on time or at all, that regulatory authorities may require additional clinical trials beyond those that we currently contemplate conducting, that we will be unable to obtain and maintain regulatory approval for our product candidates, the risk that the size and growth potential of the market for our product candidates will not materialize as expected, risks associated with our dependence on third-party suppliers and manufacturers, risks regarding the accuracy of our estimates of expenses and future revenue, risks relating to our capital requirements and needs for additional financing, and risks relating to our ability to obtain and maintain intellectual property protection for our product candidates. Given these risks, uncertainties and other factors, you should not place undue reliance on these forward-looking statements, and we assume no obligation to update these forward-looking statements, even if new information becomes available in the future, except as required by law.

ProQR Therapeutics N.V.:

Investor Contact:

Lisa Hayes

Vice President of Investor Relations and Corporate Communications

T: +1 202 360 4855

ir@proqr.com

Media Contact:

Sara Zelkovic

LifeSci Public Relations

T: +1 646 876 4933

Sara@lifescipublicrelations.com